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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                 SCHEDULE 13E-3

                                 (RULE 13E-100)
          TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                               (AMENDMENT NO. 1)
                               ------------------
                          BLC FINANCIAL SERVICES, INC.
                              (Name of the Issuer)
                           ALLIED CAPITAL CORPORATION
                          BLC FINANCIAL SERVICES, INC.
                             ROBERT F. TANNENHAUSER
                             JENNIFER M. GOLDSTEIN
                                 RICHARD BLANCK
                                  PETER BLANCK
                             FUTURONICS CORPORATION
                     (Names of Person(s) Filing Statement)
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                   055490106
                     (CUSIP Number of Class of Securities)

            ROBERT F. TANNENHAUSER                           WILLIAM L. WALTON
         BLC FINANCIAL SERVICES, INC.                    ALLIED CAPITAL CORPORATION
              645 MADISON AVENUE                        1919 PENNSYLVANIA AVE., N.W.
              NEW YORK, NY 10022                            WASHINGTON, DC 20006
                (212) 751-5626                                 (202) 331-1112

 (Name, Address, and Telephone Number of Persons Authorized to Receive Notices
        and Communications on Behalf of the Person(s) Filing Statement)
                               ------------------
                                with a copy to:

                 SIMEON GOLD                                  STEVEN B. BOEHM
          WEIL, GOTSHAL & MANGES LLP                          CYNTHIA M. KRUS
               767 FIFTH AVENUE                       SUTHERLAND ASBILL & BRENNAN LLP
              NEW YORK, NY 10153                        1275 PENNSYLVANIA AVENUE, NW
                (212) 310-8000                              WASHINGTON, DC 20004
                                                               (202) 383-0100

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

     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [X] The filing of a registration statement under the Securities Act of 1933.

     c. [ ] A tender offer.

     d. [ ] None of the above.


     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           CALCULATION OF FILING FEE


----------------------------------------------------------------------------
   TRANSACTION VALUATION*              AMOUNT OF FILING FEE**
----------------------------------------------------------------------------
   $85,707,300                         $17,141.46
----------------------------------------------------------------------------

      * The transaction valuation was determined based upon the 4,200,000 shares of Allied Capital common stock, par value $0.0001 per share, proposed to be issued in the transaction.

     ** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the securities to be received by holders of BLC common stock.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid: $22,626.73

     (2) Form, Schedule or Registration Statement No.: N-14

     (3) Filing Parties: BLC Financial Services, Inc.
                         Allied Capital Corporation

     (4) Date Filed: November 8, 2000

                                  INTRODUCTION


     This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by: (1) BLC Financial Services, Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the transaction ("BLC"), (2) Allied Capital Corporation, a Maryland corporation ("Allied Capital"), (3) Futuronics Corporation, a New York corporation ("Futuronics"), (4) Robert F. Tannenhauser, (5) Jennifer M. Goldstein, (6) Richard Blanck and (7) Peter Blanck (collectively, the "Filing Persons").



     This Amendment No. 1 Schedule 13E-3 relates to the merger of Allied Capital B Sub Corporation, a Delaware corporation and wholly owned subsidiary of Allied Capital ("Merger Sub"), with and into BLC with BLC surviving as an independently managed, private portfolio company of Allied Capital (the merger). The merger will be consummated in accordance with the terms and conditions of the Agreement and Plan of Merger dated as of October 31, 2000, among Allied Capital, Merger Sub and BLC pursuant to which shareholders of BLC will be entitled to receive
0.180 shares of Allied Capital common stock for each share of BLC common stock they own. In addition, in a separate transaction, Allied Capital will acquire a corporate shareholder of BLC, Futuronics Corporation, for approximately $9.1 million in cash. After the merger is completed, Allied Capital plans to merge its Allied Capital Express small business lending operations into the new portfolio company. The merger and related transactions are more fully described in the Form N-14.



     Concurrently with the filing of this Amendment No. 1 to Schedule 13E-3, Allied Capital and BLC are filing with the Securities and Exchange Commission an amendment to the proxy statement/ prospectus on Form N-14 originally filed November 8, 2000, relating to the special meeting of shareholders of BLC, and any and all adjournments or postponements thereof, at which the shareholders of BLC will consider and vote upon, among other things, a proposal to approve and adopt the merger agreement and approve the merger. As a part of the merger, BLC shareholders will be asked to approve an amendment to the certificate of incorporation to create a Class B common stock. Allied Capital and BLC agreed that certain officers, directors and shareholders would continue as owners of BLC. Upon consummation of the merger, Allied Capital, directly and through its ownership of Futuronics, will own approximately 95% of BLC common stock, and the continuing shareholders will own approximately 5% of BLC common stock.



     Pursuant to General Instructions F and G of Schedule 13E-3, Amendment No. 1 to the proxy/ statement prospectus on Form N-14 was filed on EDGAR on December 11, 2000 and is incorporated herein by reference.



     By filing this Amendment No. 1 to Schedule 13E-3, none of the Filing Persons concedes that Rule 13e-3 is applicable to the merger or the other transactions contemplated by the merger agreement.


ITEM 1. SUMMARY TERM SHEET.


     The information set forth under "Summary" and "Questions and Answers about the Merger" in the N-14 is incorporated herein by reference.


ITEM 2. SUBJECT COMPANY INFORMATION.


     (a) NAME AND ADDRESS. The information set forth on the cover page to the proxy statement/prospectus in the N-14 is incorporated herein by reference.


     (b) SECURITIES. The information set forth under "Comparison of the Rights of Allied Capital and BLC Shareholders" in the N-14 is incorporated herein by reference.

     (c) TRADING MARKET AND PRICE.  The information set forth under
"Summary -- Comparative Per Share Prices" in the N-14 is incorporated herein by reference.

     (d) DIVIDENDS. The information set forth under "Summary -- Dividends and Distributions" and "BLC Business" in the N-14 is incorporated herein by reference.

     (e) PRIOR PUBLIC OFFERINGS. BLC has not made any underwritten offerings or any offerings under Regulation A. Allied Capital raises new equity from time to time using a shelf registration statement.

     (f) PRIOR STOCK PURCHASES. The information set forth under "BLC Common Stock Purchase Information" in the N-14 is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.


     (a)-(c) NAME AND ADDRESS, BUSINESS AND BACKGROUND OF ENTITIES AND BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information set forth on the cover page to the Proxy Statement/Prospectus and the information set forth under "Summary -- Futuronics" "Beneficial Ownership of BLC," "The BLC Special
Meeting -- Transactions and Arrangements Concerning BLC Common Stock," "The Merger Proposal -- Futuronics' Reasons for the Futuronics Transaction" "The Merger Proposal -- Interests of Certain Persons in the Merger -- Futuronics Transaction," "Allied Capital Business -- Allied Capital Management," "Allied Capital Business," "Business of BLC" and "Business of BLC -- BLC Management" in the N-14 is incorporated herein by reference.


ITEM 4. TERMS OF THE TRANSACTION.


     (a) MATERIAL TERMS. The information set forth under "Summary," "The Merger Proposal," "The Merger Proposal -- Special Factors Regarding the Merger Proposal," "BLC Special Meeting," "The Merger Agreement -- Material Federal Income Tax Consequences," "BLC Business -- Related Party Transactions," "The Merger Agreement -- Accounting Treatment," "The Merger Proposal -- BLC's Reasons for the Merger," "The Merger Proposal -- Futuronics' Reasons for the Futuronics Transaction," "The Merger Proposal -- Allied Capital's Reasons for the Merger," and "The Merger Proposal -- Interests of Certain Persons in the
Merger -- Futuronics Transaction" in the N-14 is incorporated herein by reference. Appendix A to the N-14 and Exhibits (a)(4) and (d)(1) to this Amendment No. 1 to Schedule 13E-3 also are incorporated herein by reference in their respective entireties.



     (c) DIFFERENT TERMS. The information set forth under "Summary," "The Merger Proposal," "The Merger Proposal-Interests of Certain Persons in the Merger," "The Merger Proposal -- The Exchange," "The Merger Proposal -- Special Factors Regarding the Merger Proposal," and "The Merger Proposal -- Interests of Certain Persons in the Merger -- Futuronics Transaction" "The Merger
Proposal -- Futuronics' Reasons for the Futuronics Transaction" "The Merger Agreement," in the N-14 is incorporated herein by reference. Appendix A to the N-14 and Exhibits (a)(4), (c)(1), (c)(2), (c)(3), (c)(4), (c)(5) and (d)(1) to
this Schedule 13E-3 also are incorporated herein by reference in their respective entireties.



     (d) APPRAISAL RIGHTS. The information set forth under "Summary," "The BLC Special Meeting -- Dissenters' Rights of Appraisal" in the N-14 is incorporated herein by reference.



     (e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. The information set forth under "Summary," "The Merger Proposal -- Fairness Opinion of BLC's Financial Advisor," "The Merger Proposal -- Fairness Opinion of Futuronics' Financial Advisor" and "The Merger Proposal -- Special Factors Regarding the Merger Proposal" in the N-14 is incorporated herein by reference.



     (f) ELIGIBILITY FOR LISTING OR TRADING. The information set forth under "The Merger Agreement -- Market Listing" in the N-14 is incorporated herein by reference.


ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.


     (a)-(c) TRANSACTIONS, SIGNIFICANT CORPORATE EVENTS, NEGOTIATIONS OR CONTACTS. The information set forth under "The BLC Special Meeting -- BLC Common Stock Purchase Price

Information," "The BLC Special Meeting -- Transactions and Arrangements Concerning BLC Common Stock," "The Merger Proposal," "The Merger
Proposal -- Background of the Merger," "The Merger Proposal -- Special Factors Regarding the Merger Proposal," "The Merger Proposal -- Interests of Certain Persons in the Merger," "The Merger Proposal -- Interests of Certain Persons in the Merger -- Futuronics Transaction" "The Merger Agreement," "BLC Business -- Related Party Transactions," "BLC Common Stock Purchase Information" in the N-14 is incorporated herein by reference. Appendix A to the N-14 and Exhibits (a)(4) and (d)(1) to this Schedule 13E-3 also are incorporated herein by reference in their respective entireties.



     (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information set forth under "The Merger Proposal -- Interests of Certain Persons in the Merger," "Merger Agreement," "BLC Business-Related Party Transactions," "The Merger Proposal -- The Exchange" and "The Merger Proposal -- Interests of Certain Persons in the Merger -- Futuronics Transaction" in the N-14 is incorporated herein by reference. Appendix A to the N-14 and Exhibits (a)(4) and
(d)(1) to this Amendment No. 1 to Schedule 13E-3 also are incorporated herein by reference in their respective entireties.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.


     (b) USE OF SECURITIES ACQUIRED. The information set forth under "The Merger Proposal" and "BLC's Reasons for the Merger" in the N-14 is incorporated herein by reference.



     (c) PLANS.


          (1)-(3) The information set forth under "Summary," "The Merger Proposal," "The Merger Agreement," and "Allied Capital Business -- Allied Capital Express" in the N-14 is incorporated herein by reference. Appendix A to the N-14 is incorporated herein by reference in its entirety.


          (4)-(5) The information set forth under "The Merger Proposal," "The Merger Agreement," "The Merger -- Interests of Certain Persons in the Merger," "Allied Capital Business -- Allied Capital Express" in the N-14 is incorporated herein by reference. Appendix A to the N-14 and Exhibits
     (a)(4) and (d)(1) to this Amendment No. 1 to Schedule 13E-3 also are incorporated herein by reference in their respective entireties.


          (6)-(8) The information set forth under "Summary," "The Merger Proposal," "The Merger Agreement" and "The Merger Agreement -- Delisting and Deregistration of BLC Common Stock" in the N-14 is incorporated herein by reference. Appendix A to the N-14 also is incorporated herein by reference in its entirety.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS IN A GOING-PRIVATE TRANSACTION.

     (a) PURPOSES. The information set forth under "Summary," "The Merger Proposal," "BLC's Reasons for the Merger" and "Allied Capital's Reasons for the Merger" in the N-14 is incorporated herein by reference.


     (b) ALTERNATIVES.  The information set forth under "The Merger
Proposal -- Background of the Merger," "The Merger Proposal -- Fairness Opinion of BLC's Financial Advisor" "The Merger Proposal -- Fairness Opinion of Futuronics' Financial Advisor" in the N-14 is incorporated herein by reference and exhibits (c)(1) and (c)(2) to this Amendment No. 1 to Schedule 13E-3 are also incorporated herein by reference in their respective entireties.



     (c) REASONS. The information set forth under "Merger Proposal -- BLC's Reasons for the Merger," "The Merger Proposal -- Allied Capital's Reasons for the Merger," "The Merger Proposal -- Futuronics' Reasons for the Futuronics Transaction" "Merger Proposal -- Fairness Opinion of BLC's Financial Advisor" and "The Merger Proposal -- Fairness Opinion of Futuronics' Financial Advisor" in the N-14 is incorporated herein by reference and exhibits (c)(1) and (c)(2) to this Amendment No. 1 to Schedule 13E-3 also are incorporated herein by reference in their respective entireties.



     (d) EFFECTS. The information set forth under "Risk Factors," "The Merger Proposal," "The Merger Proposal -- Special Factors Regarding the Merger Proposal," "The Merger Proposal -- Interests of Certain Persons in the Merger," "The Merger Agreement -- Federal Securities Law Consequences" and "The Merger Agreement -- Material Federal Income Tax Consequences" in the N-14 is incorporated herein by reference. Appendix A to the N-14 and Exhibits (a)(4),
(d)(1), (h)(1) and (h)(2) to this Amendment No. 1 to Schedule 13E-3 also are incorporated herein by reference in their respective entireties.



ITEM 8. FAIRNESS OF THE TRANSACTION.



     (a) FAIRNESS.  The information set forth under "The BLC Special
Meeting -- Transactions and Arrangements Concerning BLC Common Stock," "The Merger Proposal -- Background of the Merger", "The Merger
Proposal -- Recommendation of the BLC Board of Directors", "The Merger Proposal -- Fairness Opinion of BLC's Financial Advisor," "The Merger
Proposal -- Fairness Opinion of Futuronics' Financial Advisor" "The Merger Proposal -- Advice of Financial Advisor" and "The Merger Proposal -- Interests of Certain Persons in the Merger" in the N-14 is incorporated herein by reference.



     (b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth under "The Merger Proposal -- BLC's Reasons for the Merger," "The Merger Proposal -- Futuronics' Reasons for the Futuronics Transaction," "The Merger Proposal -- Special Factors Regarding the Merger Proposal" "The Merger
Proposal -- Recommendation of the Board of Directors," "The Merger
Proposal -- Fairness Opinion of BLC's Financial Advisor," "The Merger
Proposal -- Fairness Opinion of Futuronics' Financial Advisor," "The Merger Proposal -- Interests of Certain Persons in the Merger" in the N-14 is incorporated herein by reference. Appendix C to the N-14 also is incorporated herein by reference in its entirety. Exhibits (c)(1) and (c)(2) are also incorporated herein by reference in their respective entireties.


     (c) APPROVAL OF SECURITY HOLDERS. The information set forth under "Summary," "The BLC Special Meeting" and "The Merger Agreement" in the N-14 is incorporated herein by reference. Appendix A to the N-14 also is incorporated herein by reference in its respective entireties.


     (d) UNAFFILIATED REPRESENTATIVES. The information set forth under "The Merger Proposal -- Background of the Merger," "The Merger
Proposal -- Recommendation of the BLC Board of Directors," "The
Merger -- Interests of Certain Persons in the Merger," "The Merger Proposal -- Special Factors Regarding the Merger Proposal" "The Merger Proposal -- Fairness Opinion of BLC's Financial Advisor" and "Merger Agreement" in the N-14 is incorporated herein by reference. Appendix C to the N-14 also is incorporated herein by reference in its respective entireties.


     (e) APPROVAL OF DIRECTORS. The information set forth under "The Merger Proposal -- Background of the Merger," "The Merger Proposal -- Recommendation of the Board of Directors of BLC" and "The Merger Proposal -- Interests of Certain Persons in the Merger" in the N-14 is incorporated herein by reference.

     (f) OTHER OFFERS. The information set forth under "The Merger Proposal -- Background of the Merger" in the N-14 is incorporated herein by reference.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.



     (a)-(c) REPORT, OPINION OR APPRAISAL, PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL AND AVAILABILITY OF DOCUMENTS. The information set forth under "The Merger Proposal -- Opinion of BLC's Financial Advisor" in the N-14 is incorporated herein by reference. Appendix C to the N-14 and Exhibits (c)(1),
(c)(2), (c)(3), (c)(4) and (c)(5) also are incorporated herein by reference in their entirety.

ITEM 10. SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.


     (a), (b), (d) SOURCE OF FUNDS, CONDITIONS, BORROWED FUNDS. The information set forth under "The Merger Proposal" and "The Merger Agreement" in the N-14 is incorporated herein by reference. Appendix A to the N-14 and Exhibits (a)(4) and
(d)(1) to this Schedule 13E-3 are also incorporated herein by reference in their respective entireties.


     (c) EXPENSES.  The information set forth under "The Merger
Agreement -- Expenses" in the N-14 is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) SECURITIES OWNERSHIP. The information set forth under "The Merger Proposal -- Interests of Certain Persons in the Merger," "The BLC Special Meeting -- Beneficial Ownership of BLC" and "Allied Capital
Business -- Beneficial Ownership of Allied Capital Common Stock" in the N-14 is incorporated herein by reference.

     (b) SECURITIES TRANSACTIONS. The information set forth under "The BLC Special Meeting -- BLC Common Stock Purchase Information" in the N-14 is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.


     (a) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information set forth under "Summary," "The BLC Special Meeting," "The Merger Proposal -- Interests of Certain Persons in the Merger" and "The Merger Agreement" in the N-14 is incorporated herein by reference. Appendix A to the N-14 and Exhibits (a)(4) and (d)(1) to this Amendment No. 1 Schedule 13E-3 also are incorporated herein by reference in their respective entireties.



     (b) RECOMMENDATIONS OF OTHERS. The information set forth under "The Merger Proposal -- Recommendation of the Board of Directors," "The Merger
Proposal -- Fairness Opinion of BLC's Financial Advisor," "The Merger
Proposal -- Fairness Opinion of Futuronics' Financial Advisor" and "The Merger Proposal -- Interests of Certain Persons in the Merger" in the N-14 is incorporated herein by reference. Exhibits (c)(1) and (c)(2) to this Schedule 13E-3 are incorporated herein by reference.


ITEM 13. FINANCIAL STATEMENTS.


     (a) FINANCIAL INFORMATION. The information set forth under "Summary -- BLC Summary Historical Consolidated Financial Information," "Summary -- Allied Capital Summary Historical Selected Consolidated Financial Information," "Equivalent per Share Data" and "Index to BLC Financial Information" in the N-14 is incorporated herein by reference. Also, please refer to Allied Capital's Annual Report on Form 10-K for the year ended December 31, 1999 filed with the Commission, and Allied Capital's Quarterly Report on Form 10-Q for the period ended September 30, 2000 filed with the Commission.


     (b) PRO FORMA INFORMATION.  Not Applicable.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a), (b) SOLICITATIONS OR RECOMMENDATIONS, EMPLOYEES AND CORPORATE ASSETS. The information set forth under "The BLC Special Meeting -- Voting Information" and "The Merger Proposal" in the N-14 is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.


     (b) OTHER MATERIAL INFORMATION. The information contained in the N-14, all Appendices to the N-14 and all Exhibits to this Amendment No. 1 to the Schedule 13E-3 are incorporated herein by reference in their respective entireties.

ITEM 16. EXHIBITS.


(a)(4)    The Proxy Statement/Prospectus on Form N-14 filed with the
          Securities and Exchange Commission on November 8, 2000, as amended, and incorporated herein by reference.
(c)(1)    Opinion of Ryan, Beck & Co., Inc. dated December 11, 2000
          (incorporated by reference to Appendix C to the N-14).
(c)(2)    Opinion of Ryan, Beck & Co., Inc dated December 11, 2000
          (incorporated by reference to Appendix D to the N-14).
(c)(3)*   Presentation to the Board of Directors of BLC Financial
          Services, Inc. by Ryan, Beck & Co., Inc.
(c)(4)*   Presentation to the Board of Directors of Futuronics
          Corporation by Ryan, Beck & Co., Inc.
(c)(5)*   Presentation to the Board of Directors of BLC Financial
          Services, Inc. by Josephthal & Co., Inc.
(d)(1) Agreement and Plan of Merger, dated as of October 31, 2000, among Allied Capital, BLC and Allied Capital B Sub
          Corporation (incorporated by reference to Appendix A to the N-14).
(d)(2) Voting and Support Agreement, dated as of October 31, 2000, by and among Allied Capital and the shareholders of BLC signatory thereto (incorporated by reference to Exhibit
          4.a.2 of the N-14).
(d)(3)    Form of Resale Agreement with key shareholders of BLC dated
          October 31, 2000 (incorporated by reference to Exhibit 4.a.3 of the N-14).
(d)(4) Agreement and Plan of Merger, dated as of October 31, 2000, among Allied Capital, Futuronics and Allied Capital F Sub
          Corporation (incorporated by reference to Exhibit 4.b.1 of the N-14).
(d)(5) Voting and Support Agreement, dated as of October 31, 2000, among Allied Capital and the shareholders of Futuronics signatory thereto (incorporated by reference to Exhibit
          4.b.2 of the N-14).
(g)       Proxy Card for Special Meeting of BLC shareholders
          (incorporated by reference to Exhibit 17 of the N-14).
(h)(1) Legal Opinion of Weil, Gotshal & Manges LLP regarding tax consequences (incorporated by reference to Exhibit 12.m.1 of the N-14).
(h)(2) Legal Opinion of Sutherland Asbill & Brennan LLP regarding tax consequences (incorporated by reference to Exhibit
          12.m.2 of the N-14).


---------------
 *Filed herewith.

                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: December 8, 2000


                                          BLC FINANCIAL SERVICES, INC.

                                          By: /s/ ROBERT F. TANNENHAUSER
                                            ------------------------------------
                                              Name: Robert F. Tannenhauser
                                              Title: Chief Executive Officer

                                          ALLIED CAPITAL CORPORATION

                                          By: /s/ JOAN M. SWEENEY
                                            ------------------------------------
                                              Name: Joan M. Sweeney
                                              Title: Managing Director

                                          FUTURONICS CORPORATION

                                          By: /s/ CAROL TANNENHAUSER
                                            ------------------------------------
                                              Name: Carol Tannenhauser
                                              Title: Treasurer

                                          INDIVIDUAL FILING PERSONS

                                          /s/ ROBERT F. TANNENHAUSER
                                          --------------------------------------
                                          Robert F. Tannenhauser

                                          /s/ JENNIFER M. GOLDSTEIN
                                          --------------------------------------
                                          Jennifer M. Goldstein

                                          /s/ PETER BLANCK
                                          --------------------------------------
                                          Peter Blanck

                                          /s/ RICHARD BLANCK
                                          --------------------------------------
                                          Richard Blanck

                                 EXHIBIT INDEX


(a)(4)     The Proxy Statement/Prospectus on Form N-14 filed with the
           Securities and Exchange Commission on November 8, 2000, as amended, and incorporated herein by reference.
(c)(1)     Opinion of Ryan, Beck & Co., Inc. dated December 11, 2000
           (incorporated by reference to Appendix C to the N-14).
(c)(2)     Opinion of Ryan, Beck & Co., Inc dated December 11, 2000
           (incorporated by reference to Appendix D to the N-14).
(c)(3)*    Presentation to the Board of Directors of BLC Financial
           Services, Inc. by Ryan, Beck & Co., Inc.
(c)(4)*    Presentation to the Board of Directors of Futuronics
           Corporation by Ryan, Beck & Co., Inc.
(c)(5)*    Presentation to the Board of Directors of BLC Financial
           Services, Inc. by Josephthal & Co., Inc.
(d)(1) Agreement and Plan of Merger, dated as of October 31, 2000, among Allied Capital, BLC and Allied Capital B Sub
           Corporation (incorporated by reference to Appendix A to the N-14).
(d)(2) Voting and Support Agreement, dated as of October 31, 2000, by and among Allied Capital and the shareholders of BLC signatory thereto (incorporated by reference to Exhibit
           4.a.2 of the N-14).
(d)(3)     Form of Resale Agreement with key shareholders of BLC dated
           October 31, 2000 (incorporated by reference to Exhibit 4.a.3 of the N-14).
(d)(4) Agreement and Plan of Merger, dated as of October 31, 2000, among Allied Capital, Futuronics and Allied Capital F Sub
           Corporation (incorporated by reference to Exhibit 4.b.1 of the N-14).
(d)(5) Voting and Support Agreement, dated as of October 31, 2000, among Allied Capital and the shareholders of Futuronics signatory thereto (incorporated by reference to Exhibit
           4.b.2 of the N-14).
(g)        Proxy Card for Special Meeting of BLC shareholders
           (incorporated by reference to Exhibit 17 of the N-14).
(h)(1) Legal Opinion of Weil, Gotshal & Manges LLP regarding tax consequences (incorporated by reference to Exhibit 12.m.1 of the N-14).
(h)(2) Legal Opinion of Sutherland Asbill & Brennan LLP regarding tax consequences (incorporated by reference to Exhibit
           12.m.2 of the N-14).


---------------
 *Filed herewith.



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